UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

BIOTIE THERAPIES OYJ

(Name of Subject Company (Issuer))

ACORDA THERAPEUTICS, INC.

(Name of Filing Person (Offeror))

Ordinary shares, no nominal value (“Ordinary Shares”)

American Depositary Shares (“ADSs”), each representing 80 ordinary shares, no nominal value

Option rights issued under the December 6, 2011 option plan (“2011 Option Rights”)

Option rights issued under the January 2, 2014 option plan (“2014 Option Rights”)

Option rights issued under the January 4, 2016 option plan (“2016 Option Rights”)

Share units issued under the December 6, 2011 equity incentive plan (“2011 Share Rights”)

Share units under the January 2, 2014 equity incentive plan (“2014 Share Rights”)

Option rights awards under the Swiss option plan dated June 18, 2008 (“Swiss Option Rights”)

Warrants issued on May 28, 2015 (“Warrants”)

(Title of Class of Securities)

FI0009011571 (Ordinary Shares)

09074D103 (ADSs)

None (2011 Option Rights)

None (2014 Option Rights)

None (2016 Option Rights)

None (2011 Share Rights)

None (2014 Share Rights)

None (Swiss Option Rights)

None (Warrants)

(CUSIP Number of Class of Securities)

Jane Wasman

President, International, General Counsel and Corporate Secretary

Acorda Therapeutics, Inc.

420 Saw Mill River Road

Ardsley, NY 10502

(914) 347-4300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Daniel Wolf, P.C.

Kirkland & Ellis LLP

601 Lexington Ave

New York, NY 10022

(212) 446-4884

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$367,900,597.37	$37,047.59

(1)	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of all issued and outstanding equity securities of Biotie Therapies Oyj for the following amounts: €0.2946 per Share for 980,921,795 Shares (including Shares represented by ADSs), €0.2946 minus the applicable subscription price for each 2011 Option Right, 2014 Option Right, 2016 Option Right, 2011 Share Right and 2014 Share Right, and €0.1664 per Warrant for 220,400,001 Warrants. The transaction valuation was calculated in euros and converted into U.S. dollars using the euro to U.S. dollar exchange rate of $1.101 per €1 as of March 4, 2016, as published by the Federal Reserve Bank.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934 (the “Exchange Act”), as amended, and Fee Rate Advisory #1 for fiscal year 2016, issued August 27, 2015, by multiplying the transaction value by 0.0001007.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by (i) Acorda Therapeutics, Inc., a Delaware corporation (“Acorda” or the “Offeror”). This Schedule TO relates to the tender offer for all of the issued and outstanding ordinary shares, no nominal value (the “Shares”), all of the outstanding American Depositary Shares, each representing 80 Shares (the “ADSs”), all of the outstanding Option Rights (as defined below), all of the outstanding Share Rights (as defined below) and all of the outstanding warrants issued on May 28, 2015 (the “Warrants”) (the outstanding Shares, ADSs, Option Rights, Share Rights and Warrants, collectively, the “Equity Interests”) in Biotie Therapies Oyj, a public limited liability company organized under the laws of Finland (“Biotie” or the “Company”), that are not held by the Company or its subsidiaries (the “Tender Offer”). “Option Rights” means, collectively, option rights granted under the option plan resolved upon by the board of directors of the Company (the “Board of Directors”) on December 6, 2011 by virtue of an authorization granted by the annual general meeting of the Company held on May 6, 2011 (the “2011 Option Rights”), option rights granted under the option plan resolved upon by the Board of Directors of the Company on January 2, 2014 by virtue of an authorization granted by the annual general meeting of the Company held on April 4, 2013 (the “2014 Option Rights”), option rights granted under the option plan resolved upon by the Board of Directors of the Company on January 4, 2016 by virtue of an authorization granted by the annual general meeting of the Company held on May 26, 2015 (the “2016 Option Rights”) and option rights granted under the Swiss option plan dated June 17, 2008 (the “Swiss Option Rights”). “Share Rights” means, collectively, share units under the equity incentive plan resolved upon by the Board of Directors of the Company on December 6, 2011 by virtue of an authorization granted by the annual general meeting of the Company held on May 6, 2011 (the “2011 Share Rights”) and share units under the equity incentive plan resolved upon by the Board of Directors of the Company on January 2, 2014 by virtue of an authorization granted by the annual general meeting of the Company held on April 4, 2013 (the “2014 Share Rights”).

The Tender Offer is being made pursuant to the offer to purchase (the “Tender Offer Document”), a copy of which is attached as Exhibit (a)(1)(A), the Letter of Transmittal for ADSs (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), the Acceptance Form for Shares (including any instruction letter attached thereto), a copy of which is attached as Exhibit (a)(1)(C), the Acceptance Form for Uncertificated Equity Instruments (including any instruction letter attached thereto), a copy of which is attached as Exhibit (a)(1)(D), and the Acceptance Form for Certificated Equity Instruments (including any instruction letter attached thereto), the form of which is attached hereto as Exhibit (a)(1)(E) (such acceptance forms and attached instructions, the “Acceptance Forms”), in each case, together with any amendments or supplements thereto.

The information set forth in the Tender Offer Document is incorporated by reference herein to the extent set forth in response to Items 1 through 9 and Item 11 in this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.	Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the Section titled “Summary Term Sheet” of the Tender Offer Document is incorporated herein by reference.

Item 2.	Subject Company Information.

Regulation M-A Item 1002

(a) Name and Address. The name, address, and telephone number of the subject company’s principal executive offices are as follows:

Biotie Therapies Oyj

Joukahaisenkatu 6, FI-20520

Turku, Finland

(+358) 2 274-8900

(b) Securities. The information set forth on the first two pages of and in Section 5.2—“Presentation of Biotie—Share Capital” of the Tender Offer Document is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in Section 2.2—“Price Range of Biotie’s Shares (historical)”, Section 2.4—“Price Range of Biotie’s ADSs (historical)”, Section 2.5—“Grounds for Determining the Warrant Offer Price”, and Section 2.6—“Grounds for Determining the Option Right and Share Right Offer Price” of the Tender Offer Document is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

Regulation M-A Item 1003

(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in Section 6.1—“Offeror in Brief” and Schedule I of the Tender Offer Document is incorporated herein by reference.

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004

(a) Material Terms. The information set forth in the Tender Offer Document is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a)-(b) Transactions. Significant Corporate Events. The information set forth in the Section titled “Summary Term Sheet”, Section 1.1—“Background to the Tender Offer”, Section 3—“Summary of the Combination Agreement” and Section 6.1—“The Offeror in Brief” of the Tender Offer Document is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(a) Purposes. The information set forth in Section 1.3—“The Offeror’s Strategic Plans” and Section 1.4—“The Offeror’s Future Plans with respect to Biotie Shares” of the Tender Offer Document is incorporated herein by reference.

(c) (1)-(7) Plans. The information set forth in Section 1.2—“Effect on Biotie’s Operations and Assets and Future Position of Management and Employees”, Section 1.3—“The Offeror’s Strategic Plans”, Section 1.4—“The Offeror’s Future Plans with respect to Biotie Shares”, Section 3—“Summary of the Combination Agreement” and Section 4.15—“Certain Effects of the Tender Offer” of the Tender Offer Document is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

(a) Source of Funds. The information set forth in the Section title “Summary Term Sheet” and Section 1.5—“Financing of the Tender Offer” of the Tender Offer Document is incorporated herein by reference.

(b) Conditions. The Tender Offer is not subject to a financing condition.

(d) Borrowed Funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a) Securities Ownership. The information set forth in Section 2.1—“Grounds for Determining the Offer Price with respect to Biotie Shares”, Section 6.1—“The Offeror in Brief” and Section 6.2—“Persons Related to the Offeror as Stipulated in Chapter 11, Section 5 of the Finnish Securities Market Act” of the Tender Offer Document is incorporated herein by reference:

(b) Securities Transactions. None.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a) Solicitations or Recommendations. The information set forth in the Section titled “Advisors to the Offeror” and Section 1.8—“Advisors, Fees and Expenses” of the Tender Offer Document are incorporated herein by reference.

Item 10.	Financial Statements.

Not applicable because (a) the consideration offered consists solely of cash; (b) the offer is not subject to any financing condition; and (c) the offeror is a public reporting company under Section 13(a) or 15(d) of the Exchange Act that files reports electronically on EDGAR.

Item 11.	Additional Information.

Regulation M-A Item 1011

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Section titled “Summary Term Sheet”, Section 1.1—“Background to the Tender Offer”, Section 1.6—“Statement by Biotie’s Board of Directors”, Section 1.7—“Irrevocable Undertakings of Major Shareholders”, Section 3—“Summary of the Combination Agreement”, Section 4.15—“Certain Effects of the Tender Offer” and Section 4.16—“Certain Legal Matters; Regulatory Approvals; Description of SEC Relief” of the Tender Offer Document is incorporated herein by reference.

(b) Other Material Information. The information set forth in the Tender Offer Document (other than Annexes B and C thereto), the Letter of Transmittal and the Acceptance Forms is incorporated herein by reference.

Item 12.	Exhibits.

Regulation M-A Item 1016

Exhibit No.

(a)(1)(A)	Tender Offer Document.

(a)(1)(B)	Letter of Transmittal for holders of ADSs, dated March 11, 2016 (including Internal Revenue Service Form W-9).

(a)(1)(C)	Form of Acceptance Form and Cover Letter for Shares.

(a)(1)(D)	Form of Acceptance Form and Cover Letter for Uncertificated Equity Instruments.

(a)(1)(E)	Form of Acceptance Form and Cover Letter for Certificated Equity Instruments.

Exhibit No.

(a)(1)(F)	Marketing Brochure for holders of Shares, dated March 11, 2016.

(a)(1)(G)	Letter from the CEO of Acorda to holders of Shares, dated March 11, 2016.

(a)(1)(H)	Instruction Letter for Account Operators, dated March 11, 2016.

(a)(1)(I)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees, dated March 11, 2016.

(a)(1)(J)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees, dated March 11, 2016.

(a)(1)(K)	Summary Advertisement as published by the Wall Street Journal on March 11, 2016.

(a)(1)(L)	English translation of Finnish advertisements to be as published by Finnish daily newspapers, Aamulehti, Helsingin Sanomat and Turun Sanomat, on March 14 and March 15, 2016 and displayed on television screens in customer offices of Pohjola Bank plc.

(b)	None.

(d)(1)	Combination Agreement, dated as of January 19, 2016, between the Company and the Offeror (incorporated by reference to Exhibit 2.1 of the Form 8-K filed by the Offeror on January 19, 2016).

(d)(2)	Forms of Irrevocable Undertaking.

(d)(3)	Confidentiality Agreement, dated as of November 30, 2015, between the Company and the Offeror.

(g)	None.

(h)	None.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ACORDA THERAPEUTICS, INC.

By	/s/ Michael Rogers
Name:	Michael Rogers
Title:	CFO

Date:	March 11, 2016

EXHIBIT INDEX

Exhibit No.

(a)(1)(A)	Tender Offer Document.

(a)(1)(B)	Letter of Transmittal for holders of ADSs, dated March 11, 2016 (including Internal Revenue Service Form W-9).

(a)(1)(C)	Form of Acceptance Form and Cover Letter for Shares.

(a)(1)(D)	Form of Acceptance Form and Cover Letter for Uncertificated Equity Instruments.

(a)(1)(E)	Form of Acceptance Form and Cover Letter for Certificated Equity Instruments.

(a)(1)(F)	Marketing Brochure for holders of Shares, dated March 11, 2016.

(a)(1)(G)	Letter from the CEO of Acorda to holders of Shares, dated March 11, 2016.

(a)(1)(H)	Instruction Letter for Account Operators, dated March 11, 2016.

(a)(1)(I)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees, dated March 11, 2016.

(a)(1)(J)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees, dated March 11, 2016.

(a)(1)(K)	Summary Advertisement as published by the Wall Street Journal on March 11, 2016.

(a)(1)(L)	English translation of Finnish advertisements to be as published by Finnish daily newspapers, Aamulehti, Helsingin Sanomat and Turun Sanomat, on March 14 and March 15, 2016 and displayed on television screens in customer offices of Pohjola Bank plc.

(b)	None.

(d)(1)	Combination Agreement, dated as of January 19, 2016, between the Company and the Offeror (incorporated by reference to Exhibit 2.1 of the Form 8-K filed by the Offeror on January 19, 2016).

(d)(2)	Forms of Irrevocable Undertaking.

(d)(3)	Confidentiality Agreement, dated as of November 30, 2015, between the Company and the Offeror.

(g)	None.

(h)	None.